(Ropes & Gray LLP Letterhead)

September 18, 2009

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The Hanover Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ending March 31, 2009
Filed May 8, 2009
Schedule 14A Filed March 27, 2009
File No. 001-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc. (the “Company”), this letter responds to the comments raised by the Staff of the Commission in its letter dated August 21, 2009 to Mr. Frederick H. Eppinger, Jr. with respect to the Company’s response letter dated July 10, 2009. As noted below, in response to the Staff’s comments, the Company proposes to further revise the disclosure in its future Schedule 14A filings. The Company has included the proposed additional revisions for the Staff’s review as an attachment to this letter.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the Schedule 14A do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Short-term Compensation, page 28

1.	We note your response to Comment 1 and reissue the Comment. Please note that the disclosure of the requested information would provide necessary transparency to the process by which the Compensation Committee determines executive compensation. Accordingly, it is information that is material to an investor’s understanding. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

•	The pre-established individual objectives that determine, in part, each executive officer’s actual award short-term incentive compensation; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

Confirm that you will discuss the achievement of the objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

In addition to the supplemental disclosure provided in our initial response letter dated July 10, 2009, the Company will provide in its 2010 Proxy Statement a chart which will include a column that will list each material predetermined individual goal that served to determine, in part, each individual named executive officer’s (“NEOs”) actual short-term incentive compensation award. A sample of such chart, which sets forth the material individual goals for each NEO for 2008, is attached hereto as Exhibit A.

Additionally, to the extent material, the Company will include in its 2010 Proxy Statement disclosure as to (i) how the level of achievement of NEO individual goals impacted the amount of award actually paid, and (ii) the extent to which such individual goals were achieved.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements And Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Liabilities for outstanding claims, losses, and loss adjustment expenses, page 108

2.	Please reconcile the Reserve for losses and loss adjustment expense of $3,201.3 at the end of the year in the table in Note 20, and in your response to comments 4 and 5 to the balance sheet reserve of $3,243.8 at December 31, 2008.

The $42.5 million difference between the Company’s property and casualty unpaid losses and loss adjustment expenses of $3,201.3 million and its total balance sheet reserve of $3,243.8 million at December 31, 2008 represents certain liabilities related to the Company’s discontinued accident and health business.

During 1999, the Company exited its accident and health business, consisting of its group life and health business and its assumed reinsurance pool business. These businesses were written or assumed by First Allmerica Financial Life Insurance Company (“FAFLIC”), the Company’s former life insurance subsidiary. Prior to 1999, these businesses comprised substantially all of the Company’s former Corporate Risk Management Services segment. In 1999, the Company determined that this business qualified as a discontinued operation under Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”). As permitted by APB 30, the Consolidated Balance Sheets were not segregated between continuing and discontinued operations. Since the Company is contractually obligated to pay claims, and in some circumstances is required by state regulation to renew accident and health policies, the Company continues to hold policy liabilities for this business and apply the provisions of APB 30.

Prior to the sale of FAFLIC on January 2, 2009, a portion of the accident and health business was directly transferred from FAFLIC to The Hanover Insurance Company, one of the Company’s property and casualty companies. Reserves for this portion of the accident and health business, for which The Hanover Insurance Company is the direct obligor, totaled $42.5 million at December 31, 2008. This business remains a discontinued operation under APB 30 and continues to be presented in the balance sheet consistent with the method that was implemented in 1999.

As disclosed in the Company’s Form 10-K for fiscal year ended December 31, 2008, footnote 20, last paragraph on page 110, “In addition to the property and casualty reserves, the Company also has liabilities for future policy benefits, other policy liabilities and outstanding claims, losses and LAE as well as the related reinsurance recoverables, a majority of which relates to the Company’s accident and health business. These reserves are reflected in the balance sheet as liabilities and assets held-for-sale. The cumulative liability, excluding the effect of reinsurance that consists of the Company’s exited individual health business and its discontinued accident and health business, was $279.3 million at December 31, 2008.” Of this $279.3 million, and as described above, $42.5 million is classified as reserves on the balance sheet in accordance with the Company’s previous election under APB 30. The remaining $236.8 million of liabilities relate to the portion of the Company’s former life insurance subsidiary that was sold in January 2009 and assumed by The Hanover Insurance Company through a 100% coinsurance agreement. These remaining liabilities, which remain a direct liability of FAFLIC, are classified as liabilities held-for-sale in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which was applied to the Company’s discontinued operations accounting on a prospective basis.

3.	Please reconcile the Liability for outstanding claims, losses and loss adjustment expenses at December 31, 2007 on the balance sheet in your 2008 10-K to the amount shown on the balance sheet in your December 31, 2007 Form 10-K filed last year. Also, please tell us why $1,417 of future policy liabilities is included in assets held for sale at December 31, 2007 based on Note 2, page 83, when the December 31, 2007 Form 10-K balance sheet only stated there were $1,164.9 million outstanding at December 31, 2007.

On December 30, 2005, the Company sold all of the outstanding shares of capital stock of Allmerica Financial Life Insurance and Annuity Company (“AFLIAC”), a life insurance subsidiary that represented substantially all of the Company’s former run-off variable life insurance and annuity business. Post-sale results associated with this sale are reflected in the Company’s financial statements, and primarily relate to the resolution of legal indemnifications. Subsequently, on January 2, 2009, the Company sold all of the outstanding shares of capital stock of FAFLIC, its remaining life insurance subsidiary. Prior to the sale, and during the second quarter of 2008, the Company entered into an agreement to sell this business, and in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, determined that the sale of this subsidiary qualified as a discontinued operation.

This standard requires that the assets and liabilities of the business that are “held for sale” be segregated and reflected in the balance sheet separately. This standard further prescribes that prior periods be restated for comparability. Therefore, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2008, we reflected the FAFLIC business as a discontinued operation, with corresponding reclassifications in the balance sheet line items as assets and liabilities held for sale.

The following is a reconciliation for the liability for outstanding claims, losses and loss adjustment expenses at December 31, 2007 on the balance sheet in the Company’s 2008 Form 10-K to the amount that was shown on the balance sheet in the Company’s 2007 Form 10-K.

Liability for outstanding claims, losses and loss adjustment expenses:

(in millions)

December 31, 2007 balance reflected in the Company’s balance sheet at December 31, 2007	$3,239.5
Adjustments to reclassify FAFLIC related amounts as Liabilities Held for Sale	(73.6)

December 31, 2007 balance reflected in the Company’s balance sheet at December 31, 2008	$3,165.9

In Note 2, on page 83 of the Company’s 2008 Form 10-K, the liabilities included under the caption “policy liabilities” in the Company’s disclosure for the Company’s liabilities held for sale includes not only the future policy benefits, but also all policy related liabilities associated with the business that is held for sale. In addition to the future policy benefits, the Company includes outstanding claims, losses and loss adjustment expenses, unearned premiums, and contractholder deposit funds and other policy liabilities. Included in outstanding claims, losses and loss adjustment expenses were primarily outstanding claims associated with the Company’s former accident and health business, as well as certain life claims that are currently payable or in the course of settlement. Included in contractholder deposit funds and other policy liabilities were primarily dividend accumulations and dividends payable related to the Company’s traditional life insurance policies. In addition, this category included liabilities associated with the Company’s group retirement policies, certain accident and health related liabilities, supplemental life contracts without life contingencies and other deposit-type funds.

The following schedule provides a listing of the balance sheet items, as of December 31, 2007, that are included within this caption and the related dollars associated with each caption.

Policy Liabilities:

(in millions)

Future policy benefits	$1,164.9

Outstanding claims, losses and loss adjustment expenses	73.6
Unearned premiums	1.2

Contractholder deposit funds and other policy liabilities	177.3

Total policy liabilities	$1,417.0

We are sending to your attention three copies of this letter, together with the revised disclosure referred to herein. We are also filing the letter and the revised disclosure via EDGAR. We greatly appreciate your assistance. If you should have any questions about this letter or require any further information, please call me at (617) 951-7294.

Very truly yours,

/s/ Julie H. Jones
Julie H. Jones

Enclosures

Cc:	J. Kendall Huber, Esq.
Warren E. Barnes
Patricia Norton-Gatto

Exhibit A

NEO	2008 Individual Performance Goals
Frederick H. Eppinger	• Achieve P&C operating profit of $380 million
• Pursue profitable growth
• Sell life insurance business
• Make progress towards obtaining financial rating agency upgrades
• Grow specialty lines business
• Build additional scale in business
• Ensure development and effectiveness of executive leadership team and improve pipeline of future leaders

Marita Zuraitis	• Enhance production and penetration with current and future agents
• Improve personal and commercial lines retention by 2%
• Improve personal lines margins
• Grow specialty lines business
• Improve commercial lines margins and operational efficiency
• Improve efficiency of claims department, while maintaining high level customer experience

Eugene M. Bullis	• Sell life insurance business
• Refine and improve financial reporting and business review process
• Achieve a combined Loss adjustment expense and other underwriting expense ratio of 43.1%
• Strengthen enterprise risk management
• Facilitate acquisition integration and monitor control environment for acquired businesses
• Make progress towards obtaining financial rating agency upgrades

J. Kendall Huber	• Provide legal support for personal and commercial lines
• Improve government affairs functional support
• Support key initiatives relating to life insurance business, including efforts to sell the business and mitigation of contingent and regulatory exposures relating to such business
• Operate within budget and contribute to Company’s achievement of other financial goals
• Support major transactional efforts, if any

Gregory D. Tranter	• Successful delivery of discretionary investment proposals
• Deliver efficient and cost effective technology capabilities
• Deliver significant capacity and service efficiencies
• Complete sale of AMGRO, the Company’s premium finance subsidiary
• Achieve targeted savings in procurement
• Operate facilities within budget